August 6, 2009

Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Fushi Copperweld, Inc.
Registration Statement an Form S-3
Filed on: July 6, 2009
File No.: 333-160449

Dear Ms. Long:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on July 29, 2009 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

General

1.	Please note that the completion of our review of your registration statement is subject to the resolution of our outstanding comments on your December 31, 2008 Form 10-K.

Response:  We understand that the completion of the review and the effectiveness of the registration statement are subject to the clearance of those outstanding comments.

Description of the Securities We May Offer, page 4

Debt Securities., Page 8

2.
Based on your description of debt securities, it appears that two different classes of debt securities (senior and subordinated) will be issued under two separate indentures.  However, we note that you have filed only one indenture as Exhibit 4.10.  Please reconcile your registration statement disclosures with the terms of the indenture and make any necessary changes to make them consistent.  Otherwise, if the debt securities will be issued pursuant to two different indentures, please file the missing indenture as an exhibit to the registration statement.

Response:  To clarify, Exhibit 4.10 incorporates by reference an indenture from a transaction that was consummated in 2007.  A form of indenture for the debt securities that may be offered under the “shelf” registration was erroneously filed as Exhibit 4.10.  It has been replaced with the form of indenture filed as Exhibit 4.15 herewith, with respect to senior debt securities that may be offered under the “shelf” registration.  We have also filed a form of indenture with respect to subordinated debt securities as Exhibit 4.16.   If offered, senior debt securities and subordinated debt securities would be issued under the applicable indentures, the forms of which have been filed as Exhibit 4.15 and 4.16 hereto.

Pamela Long
Securities and Exchange Commission
August 6, 2009

3.
Please note that the indenture filed as Exhibit 4.10 does not contain a cross reference sheet showing the location in the indenture of the provision inserted pursuant to Sections 310 through 318(a) of the Trust Indenture Act of 1939, as required by Item 601(bX4)(iv)(B) of Regulation S-K.  Please re-file your indenture to include the cross-reference sheet.

Response:  We have re-filed as Exhibit 4.15 a new form of indenture with respect to senior debt securities, which includes the cross-reference sheet.

Selling Stockholder, page 23

4.
Your disclosure references a single “Selling Stockholder”; however, in the selling shareholder table you list, in addition to the Kuhns Brother, Inc., three other selling shareholders (Guerrilla Partners, LP, Hua-Mei 21st Century Partners, LP, and Hua-Mei 21st Century, LLC).  Please revise your disclosures throughout the registration statement to remove any discrepancies as to who the selling shareholders are.  If the selling shareholders represent affiliated entities, please make the necessary disclosures to properly characterize the relationships among them.

Response:  We have revised the disclosure references throughout the registration statement to reflect that there are “Selling Stockholders,” instead of referencing only one selling stockholder.  Please note that Kuhns Brothers, Inc. is not affiliated with Guerrilla Partners, LP, Hua-Mei 21st Century Partners, LP, or Hua-Mei 21st Century, LLC.  We have included disclosures to reflect that Guerrilla Partners, LP, Hua-Mei 21st Century Partners, LP, or Hua-Mei 21st Century, LLC are affiliated entities.

5.
We note that there is no disclosure regarding the 300,000 shares of common stock issuable upon the exercise of the warrants, which are being registered for resale.  Please explain how the warrants were issued, and to the extent applicable, please describe the material terms of any agreement pursuant to which these warrants were originally issued, the aggregate proceeds to the company and whether these warrants or the underlying securities have any registration or other similar rights.

Response:  We have revised the selling stockholder table to also include 400,000 shares of Common Stock issued to Guerrilla Partners LLC in a private placement financing that was consummated in February 2009.  In connection with the financing, the Company also issued the warrants to purchase 300,000 shares.  We have included disclosure regarding the issuance of the shares and the warrants in the financing, which includes the aggregate proceeds to the company and disclosure that the shares and the warrants are subject to a lock-up for a period of twelve months following the financing.  We agreed to register for resale the shares and the shares underlying the warrants on the next registration statement we filed in which we offered equity securities or registered shares offered by another person.

Pamela Long
Securities and Exchange Commission
August 6, 2009

6.
Please file or incorporate by reference any agreement associated with the 2,300,000 shares of common stock being offered by Kuhns Brothers, Inc., in accordance with Items 601(b)(4) or (10) of Regulation S-K, as applicable.  With respect to the 300,000 shares of common stock issuable upon the exercise of the warrants, please tell us which of the Exhibits 4.4 through 4.12 relate to the issuance of the warrants and any rights related to them.

Response:  The Settlement and Forebearance Agreement and Release, and Escrow Agreement entered into in connection with the issuance of the 2,200,000 shares of common stock were filed as Exhibits in accordance with Item 601(b)(10) with the Current Report on Form 8-K, filed on May 26, 2009, which was incorporated by reference into the Registration Statement.  Nonetheless, as requested, we have incorporated by reference the Settlement Agreement as Exhibit 4.24 and the Escrow Agreement as Exhibit 4.25.  We have filed as Exhibit 4.26, the Escrow Agreement dated as of October 3, 2007 governing the escrow of 100,000 shares of common stock being offered by Kuhns Brothers, Inc.  Such shares were released from escrow and delivered to Kuhns pursuant to the Settlement Agreement.  We have filed as Exhibit 4.20, the form of the warrants, Exhibit 4.21 the Registration Rights Agreement, governing the registration of the shares and the warrants from the February private placement, Exhibit 4.22, the Lock-up Agreement and Exhibit 4.23, the Securities Purchase Agreement, relating to the issuance of the 300,000 warrants and 400,000 shares in the February private placement.

7.	Please disclose whether any of the entities listed in the selling stockholders table, other than Kuhns Brothers, Inc., are broker-dealer or affiliates of a broker-dealer.

Response:  We have included disclosure that other than Kuhns Brothers, Inc., none of the other entities are broker-dealers or affiliates of broker-dealers.

Part II — Information Not Required in Prospectus

Item 16.  Exhibits

8.
We note your footnote disclosure to Exhibit 5.2, Opinion of Lewis and Roca LLP as to the legality of the securities being registered under the Offering Prospectus.  Please note that the legality opinion of the securities being offered must be filed at the time the securities are first included in a shelf registration statement.  Please see Item 601(b)(5)(i) of Regulation S-K.  For additional guidance please see Q&A 212.05 of Compliance and Disclosure Interpretations related to Securities Act Rules, found in the Division of Corporation Finance page of the Commission’s web site at http://www.sec.gov/divisions/corpfiniguidance/securitiesaetnilesinterps.htm.  At the time of a take-down, you may incorporate by reference into the registration statement the amended legal opinion by filing it under cover of Form 8-K.

Response:  We have filed as Exhibit 5.2 a qualified opinion from Lewis & Roca LLP with respect to the legality of the securities being offered.  We will incorporate by reference  an unqualified legal opinion under cover of Form 8-K at the time of a take-down.

Pamela Long
Securities and Exchange Commission
August 6, 2009

9.
We note your footnote disclosure to Exhibit 25 related to Statement of Eligibility of Trustee, Form T-1.  Please note that you may not file Form T-1 in a post effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  For further guidance, please see Section 220.01 of Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, found in the Division of Corporation Finance page of the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/ securitiesactrulesinterps.htm.  You may rely on Section 305(b)(2) of the Trust Indenture Act and file Form T-1 under electronic form type “305B2”.  Please advise.

Response:  We have revised the footnote disclosure to Exhibit 25 to indicate that, to the extent applicable, the Statement of Eligibility of Trustee, Form T-1,will be filed under Form 305B2.

Exhibit 5.1 Legal Opinion of Murtha Cullina LLP

10.
We note the assumptions made by counsel in the second paragraph of the legal opinion, and in particular the assumptions set forth in clauses (f) and (g) in that paragraph.  Please note that it is inappropriate for counsel to assume material facts underlying the opinion or facts that are readily ascertainable such as due authorization of the applicable corporate documents by the company.  Also it is unclear what it is intended by the reference regarding “representations and warranties” set forth in the registration statement, since the Issued Shares and Warrant Shares relate to the resale transaction by the selling shareholders.  Please revise.

Response: Clause (f) of the second paragraph of the legal opinion has been revised to indicate that counsel has assumed the due authorization, execution and delivery of all such documents by all parties other than the Company and the legal, valid and binding effect thereof on such other parties thereto and clause (g) has been revised to delete the reference to the Registration Statement and to indicate that counsel has assumed that the Company will act in accordance with its representations and warranties, if any, as set forth in the documents that had been reviewed.

11.	Please delete paragraphs (e) through (h) in the penultimate paragraph on page 2 and the first paragraph on page 3 as inappropriate.

Response: As requested, paragraphs (e) through (h) have been deleted.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Mitchell S. Nussbaum, of Loeb & Loeb LLP, our legal counsel at (212) 407-4159.

Sincerely,

/s/ Christopher Wenbing Wang
Christopher Wenbing Wang
Chief Financial Officer